Exhibit 99.1

GW Pharmaceuticals plc Reports 2013 Second Quarter Financial Results

-Conference Call Today at 8:00 a.m. ET, 1:00 p.m. BST-

London, UK, 3 June 2013: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the second quarter and half year ended 31 March 2013.

CORPORATE HIGHLIGHTS

•                  Initial public offering on the NASDAQ Global Market completed in May 2013 raising total net proceeds before expenses of US$30.4m (£19.5m).

•                  Two pivotal Sativex® Phase 3 cancer pain trials in recruitment. Top-line results from both trials due in 2014. Data intended to lead to an NDA filing with the FDA in the U.S.

•                  Sativex now approved in 21 countries (ex-U.S) as a treatment for Multiple Sclerosis spasticity

•                  Reimbursement granted in Italy in May 2013. Launch expected in September 2013

•                  Several additional launches in planning over next 12 months

•                  Adverse pricing decision in Germany in March 2013

•                  Significant clinical trial activity expected in H2 2013 for cannabinoid pipeline product candidates, including:

•                  Phase 2 dose ranging trial of GWP42004 for the treatment of Type 2 diabetes expected to commence in the second half of 2013;

•                  Phase 2a trial of GWP42003 for the treatment of ulcerative colitis on-going with data expected in early 2014;

•                  Phase 2 trial of GWP42003 for the treatment of schizophrenia expected to commence in the second half of 2013;

•                  Phase 1 trial of GWP42006 for the treatment of epilepsy expected to commence in the second half of 2013; and

•                  Phase 1b/2a trial of THC:CBD for the treatment of glioma expected to commence in the second half of 2013.

FINANCIAL HIGHLIGHTS

•                  Total revenue for the six months ended 31 March 2013 of £12.9m ($19.6m) compared to £11.1m in H1 2012

•                  Net profit after tax for the six months ended 31 March 2013 of £0.1m ($0.2m) compared to a loss of £3.2m in H1 2012

•                  Cash and cash equivalents at 31 March 2013 of £27.9m ($42.3m) compared to £29.3m as at 30 September 2012. Additional £18.2m of net proceeds after expenses from initial public offering on NASDAQ received after period end.

“I am pleased to report GW has made significant progress in the year to date. Most notably, we recently successfully completed a Nasdaq listing and initial public offering to U.S. investors,” stated Justin Gover, GW’s Chief Executive Officer. “We believe that this represents a significant corporate milestone for GW. With Sativex® advancing through Phase 3 trials in the U.S. for cancer pain, commercialization continuing in Europe and other parts of the world, four new clinical trials commencing in a highly promising cannabinoid product pipeline, and a strong balance sheet, we are very excited about the next phase in our company’s evolution.”

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2013 second quarter financial results today at 8:00 a.m. ET / 1:00 p.m. BST. To participate in the conference call, please dial 877-407-8133 (toll free from the US and Canada), or 00-800-2246-2666 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID # 415485.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 March 2013 and in the Consolidated Income Statement and cash flow statements for the 6 months ended 31 March 2013 have been translated into U.S dollars at the rate on 28 March 2013 of $1.518 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

CONDENSED CONSOLIDATED INCOME STATEMENTS

THREE AND SIX MONTHS ENDED 31 MARCH 2013

		Six months ended	Six months ended	Six months ended	Three months ended	Three months ended
		31 March	31 March	31 March	31 March	31 March
	Notes	2013	2013	2012	2013	2012
		$000’s	£000’s	£000’s	£000’s	£000’s
Revenue	2	19,605	12,915	11,078	7,739	6,093
Cost of sales		(999)	(658)	(522)	(245)	(119)
Research and development expenditure	3	(22,928)	(15,104)	(12,723)	(8,701)	(6,673)
Management and administrative expenses		(2,857)	(1,882)	(2,035)	(1,083)	(1,562)
Operating loss		(7,179)	(4,729)	(4,202)	(2,290)	(2,261)
Interest income		124	82	102	36	41
Loss before tax		(7,055)	(4,647)	(4,100)	(2,254)	(2,220)
Tax	4	7,242	4,771	928	330	553
Profit/(loss) for the period		187	124	(3,172)	(1,924)	(1,667)

Earnings/(loss) per share — basic and diluted	5	0.2c	0.1p	(2.4p )	(1.4p )	(1.3p )

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED 31 MARCH 2013

	Called-up	Share
	share	premium	Other	Retained
	capital	account	reserves	earnings	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2011	133	65,866	20,184	(68,531)	17,652
Exercise of share options	—	72	—	—	72
Share-based payment transactions	—	—	—	500	500
Loss for the period	—	—	—	(3,172)	(3,172)
Balance at 31 March 2012	133	65,938	20,184	(71,203)	15,052

Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Expense of new equity issue	—	(684)	—		(684)
Share-based payment transactions	—	—	—	350	350
Profit for the period	—	—	—	124	124
Balance at 31 March 2013	133	65,263	20,184	(64,558)	21,022

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2013

		As at 31 March	As at 31 March	As at 30 September
	Notes	2013	2013	2012
		$000’s	£000’s	£000’s
Non-current assets
Intangible assets — goodwill		7,909	5,210	5,210
Property, plant and equipment		4,331	2,853	2,432
Deferred tax asset	4	2,248	1,481	—
		14,488	9,544	7,642

Current assets
Inventories	6	6,127	4,036	3,537
Taxation recoverable		1,940	1,278	820
Trade receivables and other current assets	7	1,735	1,143	1,588
Cash and cash equivalents		42,339	27,891	29,335
		52,141	34,348	35,280
Total assets		66,629	43,892	42,922

Current liabilities
Trade and other payables	8	(14,512)	(9,560)	(9,114)
Deferred revenue	9	(5,686)	(3,746)	(2,449)
		(20,198)	(13,306)	(11,563)

Non-current liabilities
Deferred revenue	9	(14,519)	(9,564)	(10,127)
Total liabilities		(34,717)	(22,870)	(21,690)
Net assets		31,912	21,022	21,232

Equity
Share capital		202	133	133
Share premium account		99,069	65,263	65,947
Other reserves		30,639	20,184	20,184
Accumulated deficit		(97,998)	(64,558)	(65,032)
Total Equity		31,912	21,022	21,232

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 31 MARCH 2013

	Six months ended	Six months ended	Six months ended
	31 March	31 March	31 March
	2013	2013	2012
	$000’s	£000’s	£000’s
Profit/(loss) for the period	188	124	(3,172)
Adjustments for:
Interest income	(124)	(82)	(102)
Tax	(7,242)	(4,771)	(928)
Depreciation of property, plant and equipment	676	445	379
Other gains and losses	562	370	(163)
Decrease in provision for inventories	(214)	(141)	(460)
Share-based payment charge	531	350	500
	(5,623)	(3,705)	(3,946)
Increase in inventories	(543)	(358)	(113)
Decrease in trade receivables and other current assets	669	441	922
Increase in trade and other payables and deferred revenue	1,791	1,180	952
Cash (used)/generated by operations	(3,706)	(2,442)	(2,185)
Research and development tax credits received	4,299	2,832	428
Net cash inflow/(outflow) from operating activities	593	390	(1,757)
Investing activities
Interest received	131	86	155
Purchases of property, plant and equipment	(1,315)	(866)	(738)
Net cash outflow from investing activities	(1,184)	(780)	(583)
Financing activities
Proceeds on exercise of shares options	—	—	72
Expense of new equity issue	(1,039)	(684)	—
Net cash outflow from financing activities	(1,038)	(684)	72
Effect of foreign exchange rate changes	(562)	(370)	163
Net decrease in cash and cash equivalents	(2,192)	(1,444)	(2,105)
Cash and cash equivalents at beginning of the period	44,531	29,335	28,319
Cash and cash equivalents at end of the period	42,339	27,891	26,214

* Please see the Form 6-K filed with the Securities and Exchange Commission on June 3, 2013 for the more detailed financial information and notes.

About GW Pharmaceuticals plc

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 14 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, GW’s intellectual property portfolio and its regulatory and manufacturing expertise. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis (“MS”) in 21 countries outside the United States (“U.S.”). GW is also evaluating Sativex in a Phase 3 program for the treatment of cancer pain, and anticipates that top-line results from two Phase 3 trials will be available in 2014, the first of which is expected to be available in mid-2014. This program is intended to support the submission of a New Drug Application (“NDA”) for Sativex in cancer pain with the U.S. Food and Drug Administration (“FDA”) and in other markets around the world. GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and the Company intends on pursuing an additional clinical development program for this significant opportunity. GW has a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and two additional programs expected to advance into Phase 1 and Phase 2 clinical trials in the next 12 months.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 7831 3113
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations	+ 1 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 7831 3113
Robert Stanislaro (US)	+1 212 850 5657

Trout Group, LLC (US investor relations)
Seth Lewis	+1 646 378 2900

Cautionary statement

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the timing of clinical trials, the relevance of GW products commercially available and in development, the size of Sativex market opportunities, and the development and regulatory clearance of the GW’s products.  Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the prospectus related to the Nasdaq offering filed by GW with the SEC on May 1, 2013. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.